UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

KIMBELL ROYALTY PARTNERS, LP

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

49435R102

(CUSIP Number)

D. Martin Phillips

EnCap Investments L.P.

1100 Louisiana Street, Suite 4900

Houston, Texas 77002

(713) 659-6100

with a copy to:

David P. Oelman

Thomas G. Zentner III

Vinson & Elkins L.L.P.

1001 Fannin Street, Suite 2500

Houston, Texas 77002

(713) 758-2222

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 25, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 49435R102

1	Name of Reporting Person PEP I Holdings, LLC
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☐
3	SEC Use Only
4	Source of Funds Other (Not Applicable, See Item 3)
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizen or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power -0-
	8	Shared Voting Power 723,800 (1)
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 723,800 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 723,800 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 3.58% (2)
14	Type of Reporting Person OO (Limited Liability Company)

(1)

PEP I Holdings, LLC, a Delaware limited liability company (“Phillips I”), is the record holder of 723,800 common units (“OpCo Common Units”) representing limited liability company interests in Kimbell Royalty Operating, LLC, a Delaware limited liability company (“OpCo”), and an equivalent number of Class B units (“Class B Units”) representing limited partner interests in Kimbell Royalty Partners, LP, a Delaware limited partnership (the “Issuer”), which together are exchangeable for an equal number of common units representing limited partner interests (“Common Units”) in the Issuer. OpCo Common Units, Class B Units and Common Units are collectively referred to herein as “Securities.”

(2)

This calculation is based on a combined total of 20,219,203 Common Units. This combined total consists of (a) 19,495,403 Common Units outstanding as of March 1, 2019, and (b) assumes that all 723,800 OpCo Common Units beneficially owned by the Reporting Person (along with an equivalent number of Class B Units, and no other OpCo Common Units or Class B Units) were exchanged for newly issued Common Units on a one-for-one basis. There were a total of 18,014,342 OpCo Common Units and an equivalent number of Class B Units outstanding on March 1, 2019.

CUSIP No. 49435R102

1	Name of Reporting Person PEP II Holdings, LLC
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☐
3	SEC Use Only
4	Source of Funds Other (Not Applicable, See Item 3)
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizen or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power -0-
	8	Shared Voting Power 3,318,200 (1)
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 3,318,200 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,318,200 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 14.54% (2)
14	Type of Reporting Person OO (Limited Liability Company)

(1)

PEP II Holdings, LLC, a Delaware limited liability company (“Phillips II”), is the record holder of 3,318,200 OpCo Common Units and an equal number of Class B Units, which together are exchangeable for an equivalent number of Common Units.

(2)

This calculation is based on a combined total of 22,813,603 Common Units. This combined total consists of (a) 19,495,403 Common Units outstanding as of March 1, 2019, and (b) assumes that all 3,318,200 OpCo Common Units beneficially owned by the Reporting Person (along with an equivalent number of Class B Units, and no other OpCo Common Units or Class B Units) were exchanged for newly issued Common Units on a one-for-one basis. There were a total of 18,014,342 OpCo Common Units and an equivalent number of Class B Units outstanding on March 1, 2019.

CUSIP No. 49435R102

1	Name of Reporting Person PEP III Holdings, LLC
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☐
3	SEC Use Only
4	Source of Funds Other (Not Applicable, See Item 3)
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizen or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power -0-
	8	Shared Voting Power 5,358,000 (1)
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 5,358,000 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,358,000 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 21.56% (2)
14	Type of Reporting Person OO (Limited Liability Company)

(1)

PEP III Holdings, LLC, a Delaware limited liability company (“Phillips III” and, together with Phillips I and Phillips II, the “Phillips Holders”), is the record holder of 5,358,000 OpCo Common Units and an equal number of Class B Units, which together are exchangeable for an equivalent number of Common Units.

(2)

This calculation is based on a combined total of 24,853,403 Common Units. This combined total consists of (a) 19,495,403 Common Units outstanding as of March 1, 2019, and (b) assumes that all 5,358,000 OpCo Common Units beneficially owned by the Reporting Person (along with an equivalent number of Class B Units, and no other OpCo Common Units or Class B Units) were exchanged for newly issued Common Units on a one-for-one basis. There were a total of 18,014,342 OpCo Common Units and an equivalent number of Class B Units outstanding on March 1, 2019.

CUSIP No. 49435R102

1	Name of Reporting Person EnCap Energy Capital Fund VI, L.P.
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☐
3	SEC Use Only
4	Source of Funds Other (Not Applicable, See Item 3)
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizen or Place of Organization Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power -0-
	8	Shared Voting Power 723,800 (1)
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 723,800 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 723,800 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 3.58% (2)
14	Type of Reporting Person PN

(1)

EnCap Energy Capital Fund VI, L.P. (“EnCap Fund VI”) and EnCap VI-B Acquisitions, L.P. (“EnCap VI-B”) are the managing members of Phillips I. Therefore, EnCap Fund VI may be deemed to beneficially own all of the reported Securities that are deemed to be beneficially owned by Phillips I. EnCap Fund VI disclaims beneficial ownership of the reported Securities except to the extent of its pecuniary interest therein, and this statement shall not be deemed an admission that it is the beneficial owner of the reported Securities for the purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (“Exchange Act”), or any other purpose.

(2)

This calculation is based on a combined total of 20,219,203 Common Units. This combined total consists of (a) 19,495,403 Common Units outstanding as of March 1, 2019, and (b) assumes that all 723,800 OpCo Common Units that are held of record by Phillips I and may be deemed to be beneficially owned by the Reporting Person (along with an equivalent number of Class B Units, and no other OpCo Common Units or Class B Units) were exchanged for newly issued Common Units on a one-for-one basis. There were a total of 18,014,342 OpCo Common Units and an equivalent number of Class B Units outstanding on March 1, 2019.

CUSIP No. 49435R102

1	Name of Reporting Person EnCap VI-B Acquisitions, L.P.
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☐
3	SEC Use Only
4	Source of Funds Other (Not Applicable, See Item 3)
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizen or Place of Organization Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power -0-
	8	Shared Voting Power 723,800 (1)
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 723,800 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 723,800 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 3.58% (2)
14	Type of Reporting Person PN

(1)

EnCap VI-B and EnCap Fund VI are the managing members of Phillips I. Therefore, EnCap VI-B may be deemed to beneficially own all of the reported Securities that are deemed to be beneficially owned by Phillips I. EnCap VI-B disclaims beneficial ownership of the reported Securities except to the extent of its pecuniary interest therein, and this statement shall not be deemed an admission that it is the beneficial owner of the reported Securities for the purposes of Section 13(d) of the Exchange Act or any other purpose.

(2)

This calculation is based on a combined total of 20,219,203 Common Units. This combined total consists of (a) 19,495,403 Common Units outstanding as of March 1, 2019, and (b) assumes that all 723,800 OpCo Common Units that are held of record by Phillips I and may be deemed to be beneficially owned by the Reporting Person (along with an equivalent number of Class B Units, and no other OpCo Common Units or Class B Units) were exchanged for newly issued Common Units on a one-for-one basis. There were a total of 18,014,342 OpCo Common Units and an equivalent number of Class B Units outstanding on March 1, 2019.

CUSIP No. 49435R102

1	Name of Reporting Person EnCap Energy Capital Fund VII, L.P.
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☐
3	SEC Use Only
4	Source of Funds Other (Not Applicable, See Item 3)
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizen or Place of Organization Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power -0-
	8	Shared Voting Power 3,318,200 (1)
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 3,318,200 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,318,200 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 14.54% (2)
14	Type of Reporting Person PN

(1)

EnCap Energy Capital Fund VII, L.P. (“EnCap Fund VII”) is the managing member of Phillips II. Therefore, EnCap Fund VII may be deemed to beneficially own all of the reported Securities that are deemed to be beneficially owned by Phillips II. EnCap Fund VII disclaims beneficial ownership of the reported Securities except to the extent of its pecuniary interest therein, and this statement shall not be deemed an admission that it is the beneficial owner of the reported Securities for the purposes of Section 13(d) of the Exchange Act or any other purpose.

(2)

This calculation is based on a combined total of 22,813,603 Common Units. This combined total consists of (a) 19,495,403 Common Units outstanding as of March 1, 2019, and (b) assumes that all 3,318,200 OpCo Common Units that are held of record by Phillips II and may be deemed to be beneficially owned by the Reporting Person (along with an equivalent number of Class B Units, and no other OpCo Common Units or Class B Units) were exchanged for newly issued Common Units on a one-for-one basis. There were a total of 18,014,342 OpCo Common Units and an equivalent number of Class B Units outstanding on March 1, 2019.

CUSIP No. 49435R102

1	Name of Reporting Person EnCap Energy Capital Fund VIII, L.P.
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☐
3	SEC Use Only
4	Source of Funds Other (Not Applicable, See Item 3)
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizen or Place of Organization Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power -0-
	8	Shared Voting Power 5,358,000 (1)
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 5,358,000 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,358,000 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 21.56% (2)
14	Type of Reporting Person PN

(1)

EnCap Energy Capital Fund VIII, L.P. (“EnCap Fund VIII” and, together with EnCap Fund VI, EnCap VI-B and EnCap Fund VII, the “EnCap Funds”) is the managing member of Phillips III. Therefore, EnCap Fund VIII may be deemed to beneficially own all of the reported Securities that are deemed to be beneficially owned by Phillips III. EnCap Fund VIII disclaims beneficial ownership of the reported Securities except to the extent of its pecuniary interest therein, and this statement shall not be deemed an admission that it is the beneficial owner of the reported Securities for the purposes of Section 13(d) of the Exchange Act or any other purpose.

(2)

This calculation is based on a combined total of 24,853,403 Common Units. This combined total consists of (a) 19,495,403 Common Units outstanding as of March 1, 2019, and (b) assumes that all 5,358,000 OpCo Common Units that are held of record by Phillips III and may be deemed to be beneficially owned by the Reporting Person (along with an equivalent number of Class B Units, and no other OpCo Common Units or Class B Units) were exchanged for newly issued Common Units on a one-for-one basis. There were a total of 18,014,342 OpCo Common Units and an equivalent number of Class B Units outstanding on March 1, 2019.

CUSIP No. 49435R102

1	Name of Reporting Person EnCap Partners GP, LLC
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☐
3	SEC Use Only
4	Source of Funds Other (Not Applicable, See Item 3)
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☒
6	Citizen or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power -0-
	8	Shared Voting Power 9,400,000 (1)
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 9,400,000 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,400,000 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 32.53% (2)
14	Type of Reporting Person OO (Limited Liability Company)

(1)

EnCap Partners GP, LLC, a Delaware limited liability company (“EnCap Partners GP”), is the sole general partner of EnCap Partners, LP, which is the managing member of EnCap Investments Holdings, LLC, a Delaware limited liability company, which is the sole member of EnCap Investments GP, L.L.C., a Delaware limited liability company, which is the general partner of EnCap Investments L.P, which is the general partner of EnCap Equity Fund VI GP, L.P. (“EnCap Fund VI GP”), EnCap Equity Fund VII GP, L.P. and EnCap Equity Fund VIII GP, L.P., which are the general partners of EnCap Fund VI, EnCap Fund VII and EnCap Fund VIII, respectively. Additionally, EnCap Fund VI GP is the general partner of EnCap Energy Capital Fund VI-B, L.P., which is the sole member of EnCap VI-B Acquisitions GP, LLC, which is the general partner of EnCap VI-B. Therefore, EnCap Partners GP, through its indirect ownership and management of the Phillips Holders and the EnCap Funds, may be deemed to share the right to direct the vote or disposition of the reported Securities. EnCap Partners GP disclaims beneficial ownership of the reported Securities except to the extent of its pecuniary interest therein, and this statement shall not be deemed an admission that it is the beneficial owner of the reported Securities for the purposes of Section 13(d) of the Exchange Act or any other purpose.

(2)

This calculation is based on a combined total of 28,895,403 Common Units. This combined total consists of (a) 19,495,403 Common Units outstanding as of March 1, 2019, and (b) assumes that all 9,400,000 OpCo Common Units that are held of record by the Phillips Holders and may be deemed to be beneficially owned by the Reporting Person (along with an equivalent number of Class B Units, and no other OpCo Common Units or Class B Units) were exchanged for newly issued Common Units on a one-for-one basis. There were a total of 18,014,342 OpCo Common Units and an equivalent number of Class B Units outstanding on March 1, 2019.

Item 1. Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to common units representing limited partner interests (“Common Units”) in Kimbell Royalty Partners, LP, a Delaware limited partnership (the “Issuer”). The address of the principal executive office of the Issuer is 777 Taylor Street, Suite 810, Fort Worth, Texas 76102.

Item 2. Identity and Background

This Schedule 13D is being filed by PEP I Holdings, LLC (“Phillips I”), PEP II Holdings, LLC (“Phillips II”) and PEP III Holdings, LLC, each a Delaware limited liability company (“Phillips III” and, together with Phillips I and Phillips II, the “Phillips Holders”), EnCap Partners GP, LLC, a Delaware limited liability company (“EnCap Partners GP”) and EnCap Energy Capital Fund VI, L.P. (“EnCap Fund VI”), EnCap VI-B Acquisitions, L.P. (“EnCap VI-B”), EnCap Energy Capital Fund VII, L.P. (“EnCap Fund VII”) and EnCap Energy Capital Fund VIII, L.P., each a Texas limited partnership (“EnCap Fund VIII” and, together with EnCap Fund VI, EnCap VI-B and EnCap Fund VII, the “EnCap Funds”). The Phillips Holders, EnCap Partners GP and the EnCap Funds (collectively, the “EnCap Entities”) are sometimes referred to in this Schedule 13D individually as a “Reporting Person” and, collectively, they are referred to herein as the “Reporting Persons.”

The address of the principal office of the EnCap Entities is 1100 Louisiana Street, Suite 4900, Houston, Texas 77002. The principal business of each of the Phillips Holders is investing in securities of energy companies and oil and gas interests ancillary thereto. The principal business of each of the EnCap Funds is investing in securities of energy companies. The principal business of EnCap Partners GP is indirectly managing the EnCap Funds.

Information regarding the executive officers, managers or other control persons of the Phillips Holders, the EnCap Funds and EnCap Partners GP is set forth on Schedule A, Schedule B and Schedule C, respectively, attached hereto. Schedule A, Schedule B and Schedule C attached hereto set forth the following information as to each such person:

(i). name;

(ii). residence or business address;

(iii). present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

(iv). citizenship.

Other than as set forth on Schedule B attached hereto, during the last five years, to the best of the Reporting Person’s knowledge, no person named on Schedule A, Schedule B or Schedule C attached hereto, has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The information set forth in Item 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 3.

On February 6, 2019, the Issuer entered into a Securities Purchase Agreement (as amended, the “Purchase Agreement”) with the Phillips Holders and Kimbell Royalty Operating, LLC, a Delaware limited liability company (“OpCo” and, together with the Issuer, the “Purchasers”). Pursuant to the Purchase Agreement and in connection with the closing of the transactions contemplated thereby (the “Acquisition”) on March 25, 2019, the Purchasers acquired all of the equity interests previously held by the Phillips Holders in certain entities that own certain oil and natural gas mineral and royalty interests (the “Acquired Subsidiaries”) for aggregate consideration consisting of 9,400,000 common units representing limited liability company interests in OpCo (“OpCo Common Units”) and an equal number of Class B units (“Class B Units”) representing limited partner interests in the Issuer (such OpCo Common Units and Class B Common Units, collectively, the “Consideration Units”). The OpCo Common Units, together with an equivalent number of Class B Units, are exchangeable, at the holder’s election, for Common Units on a one-for-one basis. The consideration for the Acquisition is subject to certain adjustments described in part below and as set forth in the Purchase Agreement.

On March 25, 2019, in connection with the closing of the Acquisition and pursuant to the Purchase Agreement, the Purchasers placed into escrow certain of the Consideration Units pending the outcome of potential claims for indemnification by the Purchasers against the Phillips Holders (such Consideration Units held in escrow, the “Indemnity Units”). The Indemnity Units are comprised of (i) 72,380 OpCo Common Units and an equivalent number of Class B Units constituting a portion of Consideration Units otherwise payable to Phillips I for the Acquisition, (ii) 331,820 OpCo Common Units and an equivalent number of Class B Units constituting a portion of Consideration Units otherwise payable to Phillips II for the Acquisition and (iii) 535,800 OpCo Common Units and an equivalent number of Class B Units constituting a portion of Consideration Units otherwise payable to Phillips III for the Acquisition. Depending on the determination of any such potential claims for indemnification and in accordance with the applicable terms of the Purchase Agreement, the Indemnity Units are to be released to either the Purchasers or the Phillips Holders that would otherwise have been issued such Indemnity Units in connection with the closing of the Acquisition.

Also on March 25, 2019, in connection with the closing of the Acquisition, the Purchasers entered into Amendment No. 1 to the Purchase Agreement (the “Purchase Agreement Amendment”) with the Phillips Holders in order to adjust the balance between the cash amount, on the one hand, and the Consideration Units, on the other hand, to be held in escrow pending the outcome of ongoing litigation involving certain of the Acquired Subsidiaries (such cash and Consideration Units held in escrow, the “Cash Holdback” and the “Holdback Units,” respectively). The Holdback Units are comprised of (i) 42,081 OpCo Common Units and an equivalent number of Class B Units constituting a portion of Consideration Units otherwise payable to Phillips II for the Acquisition and (ii) 9,709 OpCo Common Units and an equivalent number of Class B Units constituting a portion of the Consideration Units otherwise payable to Phillips III for the Acquisition. The Cash Holdback is cash in an amount equal to $5,275,518.

Unless and until surrendered to the Purchasers in accordance with the Purchase Agreement, each of the Phillips Holders is the record holder of, and has sole and exclusive voting power over, the Indemnity Units and the Holdback Units that would otherwise have been issued to such Phillips Holder in connection with the closing of the Acquisition.

Item 4. Purpose of Transaction

The information set forth in Items 3 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.

The Reporting Persons acquired the securities covered by this Schedule 13D for investment purposes and intend to review their investment in the Issuer on a continuing basis. Subject to the terms of the Purchase Agreement and the Registration Rights Agreement, discussed in Item 6 of this Schedule 13D, depending on various factors, including but not limited to the Issuer’s financial position and strategic direction, price levels of Common Units, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take actions with respect to their investment in the Issuer as they deem appropriate, including changing their current intentions, with respect to any or all matters required to be disclosed in this Schedule 13D. Without limiting the foregoing, the Reporting Persons may, from time to time, acquire or cause affiliates to acquire additional Common Units or other securities of the Issuer, dispose, or cause affiliates to dispose, of some or all of their Common Units or other securities of the Issuer or continue to hold, or cause affiliates to hold, Common Units or other securities of the Issuer (or any combination or derivative thereof).

In addition, without limitation, the Reporting Persons may engage in discussions with management, the board of directors, unitholders of the Issuer and other relevant parties or take other actions concerning any extraordinary limited partnership transaction (including but not limited to a merger, reorganization or liquidation) or the business, operations, assets, strategy, future plans, prospects, corporate structure, board composition, management, capitalization, dividend policy, charter, bylaws, corporate documents, agreements, de-listing or de-registration of the Issuer.

Except as set forth in this Schedule 13D, or as would occur upon completion of any of the matters discussed in this Schedule 13D, the Reporting Persons and, to the best knowledge of the Reporting Persons or any of the other individuals named in Item 2 of this Schedule 13D or the Schedules attached hereto, have no present plans or proposals that would relate to or result in any of the matters set forth in clauses (a) through (j) of Item 4 of Schedule 13D. Although the foregoing reflects activities presently contemplated by such persons with respect to the Issuer, the foregoing is subject to change at any time.

Item 5. Interest in Securities of the Issuer

a) The aggregate number and percentage of Common Units beneficially owned by each Reporting Person is set forth in Items 7, 8, 9, 10, 11 and 13 of the cover pages to this Schedule 13D relating to such Reporting Person and is incorporated by reference into this Item 5.

(b) For purposes of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), EnCap Partners GP, through its direct and indirect ownership and management of the Phillips Holders and the EnCap Funds, may be deemed to share the right to direct the vote or the disposition of the Common Units held of record by the Phillips Holders, and thus, for the purposes of Rule 13d-3 promulgated under the Exchange Act, may be deemed to beneficially own the Common Units held by the Phillips Holders. The Common Units held by the Phillips Holders represent approximately 32.53% of the outstanding Common Units (a combined total of 28,895,403 Common Units consisting of (a) 19,495,403 Common Units outstanding as of March 1, 2019, and (b) 9,400,000 OpCo Common Units that are held by the Phillips Holders and may be deemed to be beneficially owned by the other Reporting Persons, assuming that such OpCo Common Units (along with an equivalent number of Class B Units, and no other OpCo Common Units or Class B Units) were exchanged for newly issued Common Units on a one-for-one basis). Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that it is the beneficial owner of any Common Units for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c) Except as set forth in this Schedule 13D, none of the Reporting Persons or, to their knowledge, any of its directors, executive officers or other control persons named on Schedule A, Schedule B or Schedule C, attached hereto, has effected any transaction in the Common Units during the past 60 days.

(d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Units reported on this Schedule 13D.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information provided in Items 3 and 4 of this Schedule 13D is incorporated by reference in its entirety into this Item 6.

Purchase Agreement

Pursuant to the Purchase Agreement, the Purchasers, on the one hand, and the Phillips Holders, on the other hand, agreed to indemnify each other and their respective affiliates, equity holders, officers, directors, employees, agents, advisors, representatives, accountants, attorneys and consultants against certain losses resulting from breaches of their respective representations, warranties and covenants, subject to certain negotiated limitations and survival periods set forth in the Purchase Agreement. In addition, pursuant to the terms of the Purchase Agreement, the Phillips Holders have agreed, subject to certain exceptions, not to dispose of any Consideration Units for a period of 120 days following the closing of the Acquisition on March 25, 2019 without the prior written consent of the Purchasers.

Amendment No. 1 to the Purchase Agreement

Under the terms of the Purchase Agreement, as amended by the Purchase Agreement Amendment, within five business days of a final and non-appealable determination having been reached with respect to litigation involving certain of the Acquired Subsidiaries, certain of the Holdback Units are to be released from escrow and transferred to (a) the applicable Phillips Holder, in the event such litigation is decided in favor of such Phillips Holder, or (b) the Purchasers, in the event such litigation is decided against the Phillips Holder party to such litigation.

Unless and until surrendered to the Purchasers in accordance with the Purchase Agreement, each of the Phillips Holders is the record holder of, and has sole and exclusive voting power over, the Indemnity Units and the Holdback Units that would otherwise have been issued to such Phillips Holder in connection with the closing of the Acquisition.

Escrow Agreement

On March 25, 2019, in connection with the closing of the Acquisition and pursuant to the Purchase Agreement, the Phillips Holders entered into an Escrow Agreement (the “Escrow Agreement”) with the Purchasers and Citibank, N.A., as escrow agent, pursuant to which the Holdback Units were deposited into an escrow account in order to provide a source of recovery with respect to the Purchasers’ rights to indemnification pursuant to the Purchase Agreement, if any, and which governs the terms by which the Holdback Units, the Cash Holdback and any dividends or distributions with respect to the Holdback Units will be held in and released from escrow.

Exchange Agreement

On March 25, 2019, in connection with the closing of the Acquisition and pursuant to the Purchase Agreement, each of the Phillips Holders entered into Joinders to Exchange Agreement (collectively, the “Joinders”), pursuant to which the Phillips Holders each agreed to become a party to the Exchange Agreement, dated as of September 23, 2018 (the “Exchange Agreement”), by and among the Purchasers, Kimbell Royalty GP, LLC and the other parties thereto.

Pursuant to the terms of the Exchange Agreement, each of the Phillips Holders has the right to tender its OpCo Common Units, together with an equal number of Class B Units (together, “Tendered Units”), for redemption to OpCo. Each of the Phillips Holders has the right to receive, at the election of OpCo, either a number of Common Units equal to the number of Tendered Units or a cash payment equal to the number of Tendered Units multiplied by the current market price of the Common Units. In addition, the Issuer has the right, but not the obligation, to directly purchase all or a portion of such Tendered Units for either a number of Common Units equal to the number of Tendered Units the Issuer elects to purchase or a cash payment equal to the number of Tendered Units the Issuer elects to purchase multiplied by the current market price of the Common Units.

If the OpCo elects to require the delivery of Common Units in exchange for any Tendered Units or the Issuer elects to purchase any Tendered Units using Common Units as consideration, the exchange will be on a one-for-one basis, subject to adjustment in the event of splits or combinations of units, distributions of warrants or other unit purchase rights, specified extraordinary distributions and similar events. The Exchange Agreement provides that no party will have the right to exchange its OpCo Common Units if the Issuer reasonably determines that such exchange would be prohibited by applicable law or regulation.

First Amended and Restated Limited Liability Company Agreement of OpCo

On March 25, 2019, in connection with the closing of the Acquisition and pursuant to the Purchase Agreement, each of the Phillips Holders entered into an Adoption Agreement (collectively, the “Adoption Agreements”), pursuant to which the Phillips Holders each agreed to become a party to the First Amended and Restated Limited Liability Company Agreement of OpCo, dated as of September 23, 2018 (the “OpCo LLC Agreement”), by and among the Purchasers and the other parties thereto.

Pursuant to the OpCo LLC Agreement, the Issuer is the managing member of OpCo and the Phillips Holders and the other unitholders of OpCo are each non-managing members. The non-managing members have limited voting rights and are entitled to distributions.

The OpCo LLC Agreement requires that, after setting aside such reserves as the Issuer, in its capacity as the managing member of OpCo, determines, within 45 days after the end of each quarter, OpCo will distribute its available cash to its unitholders of record on the applicable record date.

Registration Rights Agreement

On March 25, 2019, in connection with the closing of the Acquisition, the Issuer entered into an Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement”) with the Phillips Holders and the other parties thereto (such parties, together with the Phillips Holders, the “RRA Parties”), pursuant to which, among other things, the Issuer has agreed to (i) prepare a shelf registration statement, or an amendment to its existing shelf registration statement (the “Shelf Registration Statement”), covering the resale of Common Units issued or issuable upon the conversion of the Consideration Units and the other OpCo Common Units and Class B Units issued to the other RRA Parties in connection with certain previously consummated transactions (collectively, the “Registrable Securities”), (ii) file the Shelf Registration Statement with the United States Securities and Exchange Commission (the “SEC”) within 30 days of the execution of the Registration Rights Agreement and (iii) use its reasonable best efforts to cause the Shelf Registration Statement to become effective as soon as reasonably practicable following such filing but, in any event, within 120 days of the execution of the Registration Rights Agreement. As of March 25, 2019, the Issuer had previously satisfied its obligations regarding the filing of a Shelf Registration Statement with respect to all RRA Parties other than the Phillips Holders.

If the Shelf Registration Statement is not effective prior to the 180th day after the execution of the Registration Rights Agreement, then certain RRA Parties, including the Phillips Holders, will be entitled to liquidated damages as set forth in the Registration Rights Agreement.

In addition, the Registration Rights Agreement permits, among other things, the Phillips Holders and certain other RRA Parties to request to sell any or all of their respective Registrable Securities in an underwritten offering that is registered pursuant to a Shelf Registration Statement, subject to certain exceptions, including, among other things, that the gross proceeds from the sale are reasonably expected to exceed $50 million in the aggregate. The Registration Rights Agreement also sets forth the priority and respective rights of the Phillips Holders and the other RRA Parties with regard to the inclusion of Registrable Securities in any underwritten offering.

The foregoing descriptions of the Purchase Agreement, the Purchase Agreement Amendment, the Escrow Agreement, the Joinders, the Exchange Agreement, the Adoption Agreements, the OpCo LLC Agreement and the Registration Rights Agreement do not purport to be complete and are qualified in their entirety by reference to the Purchase Agreement, the Purchase Agreement Amendment, the Escrow Agreement, the Joinders, the Exchange Agreement, the Adoption Agreements, the OpCo LLC Agreement and the Registration Rights Agreement, which are attached hereto as Exhibits 10.1 through 10.12, respectively, and incorporated herein by reference in their entirety.

Item 7. Material to be Filed as Exhibits

Exhibit Number	Description of Exhibit

1.1	Joint Filing Agreement, dated as of April 4, 2019.

10.1	Securities Purchase Agreement, dated as of February 6, 2019, by and among PEP I Holdings, LLC, PEP II Holdings, LLC, PEP III Holdings, LLC, Kimbell Royalty Partners, LP and Kimbell Royalty Operating, LLC (filed as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on February 12, 2019 and incorporated herein in its entirety by reference).

10.2	Amendment No. 1 to Securities Purchase Agreement, dated as of March 25, 2019, by and among PEP I Holdings, LLC, PEP II Holdings, LLC, PEP III Holdings, LLC, Kimbell Royalty Partners, LP and Kimbell Royalty Operating, LLC (filed as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on March 26, 2019 and incorporated herein in its entirety by reference).

10.3	Escrow Agreement, dated as of March 25, 2019, by and among PEP I Holdings, LLC, PEP II Holdings, LLC, PEP III Holdings, LLC, Kimbell Royalty Partners, LP, Kimbell Royalty Operating, LLC and Citibank, National Association.

10.4	Joinder to Exchange Agreement, dated as of March 25, 2019, executed by PEP I Holdings, LLC.

Exhibit Number	Description of Exhibit

10.5	Joinder to Exchange Agreement, dated as of March 25, 2019, executed by PEP II Holdings, LLC.

10.6	Joinder to Exchange Agreement, dated as of March 25, 2019, executed by PEP III Holdings, LLC.

10.7	Exchange Agreement, dated as of September 23, 2018, by and among Kimbell Royalty Partners, LP, Kimbell Royalty GP, LLC, Kimbell Royalty Operating, LLC, the Kimbell Art Foundation, Haymaker Minerals & Royalties, LLC, EIGF Aggregator III LLC, TE Drilling Aggregator LLC and Haymaker Management, LLC (filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on September 25, 2018 and incorporated herein in its entirety by reference).

10.8	Adoption Agreement, dated as of March 25, 2019, executed by PEP I Holdings, LLC.

10.9	Adoption Agreement, dated as of March 25, 2019, executed by PEP II Holdings, LLC.

10.10	Adoption Agreement, dated as of March 25, 2019, executed by PEP III Holdings, LLC.

10.11	First Amended and Restated Limited Liability Company Agreement of Kimbell Royalty Operating, LLC, dated as of September 23, 2018, by and among Kimbell Royalty Partners, LP, Haymaker Minerals & Royalties, LLC, EIGF Aggregator III LLC, TE Drilling Aggregator LLC, Haymaker Management, LLC, and the Kimbell Art Foundation (filed as Exhibit 3.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on September 25, 2018 and incorporated herein in its entirety by reference).

10.12	Amended and Restated Registration Rights Agreement, dated as of March 25, 2019, by and among Kimbell Royalty Partners, LP, EIGF Aggregator III LLC, TE Drilling Aggregator LLC, Haymaker Management, LLC, Haymaker Minerals & Royalties, LLC, AP KRP Holdings, L.P., ATCF SPV, L.P., Zeus Investments, L.P., Apollo Kings Alley Credit SPV, L.P., Apollo Thunder Partners, L.P., AIE III Investments, L.P., Apollo Union Street SPV, L.P., Apollo Lincoln Private Credit Fund, L.P., Apollo SPN Investments I (Credit), LLC, AA Direct, L.P., PEP I Holdings, LLC, PEP II Holdings, LLC, PEP III Holdings, LLC, Cupola Royalty Direct, LLC, Kimbell Art Foundation and Rivercrest Capital Partners LP (filed as Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on March 26, 2019 and incorporated herein in its entirety by reference).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 4, 2019

PEP I Holdings, LLC

By:	EnCap Energy Capital Fund VI, L.P.,
its Managing Member

By:	EnCap Equity Fund VI GP, L.P.,
its General Partner

By:	EnCap Investments L.P.,
its General Partner

By:	EnCap Investments GP, L.L.C.,
its General Partner

By:	/s/ D. Martin Phillips
Name:	D. Martin Phillips
Title:	Managing Partner

PEP II Holdings, LLC

By:	EnCap Energy Capital Fund VII, L.P.,
its Managing Member

By:	EnCap Equity Fund VII GP, L.P.,
its General Partner

By:	EnCap Investments L.P.,
its General Partner

By:	EnCap Investments GP, L.L.C.,
its General Partner

By:	/s/ D. Martin Phillips
Name:	D. Martin Phillips
Title:	Managing Partner

PEP III Holdings, LLC

By:	EnCap Energy Capital Fund VIII, L.P.,
its Managing Member

By:	EnCap Equity Fund VIII GP, L.P.,
its General Partner

By:	EnCap Investments L.P.,
its General Partner

By:	EnCap Investments GP, L.L.C.,
its General Partner

By:	/s/ D. Martin Phillips
Name:	D. Martin Phillips
Title:	Managing Partner

EnCap Energy Capital Fund VI, L.P.

By:	EnCap Equity Fund VI GP, L.P.,
its General Partner

By:	EnCap Investments L.P.,
its General Partner

By:	EnCap Investments GP, L.L.C.,
its General Partner

By:	/s/ Robert L. Zorich
Name:	Robert L. Zorich
Title:	Managing Partner

EnCap VI-B Acquisitions, L.P.

By:	EnCap VI-B Acquisitions GP, LLC,
its General Partner

By:	EnCap Energy Capital Fund VI-B, L.P.,
its Sole Member

By:	EnCap Equity Fund VI GP, L.P.,
its General Partner

By:	EnCap Investments L.P.,
its General Partner

By:	EnCap Investments GP, L.L.C.,
its General Partner

By:	/s/ Robert L. Zorich
Name:	Robert L. Zorich
Title:	Managing Partner

EnCap Energy Capital Fund VII, L.P.

By:	EnCap Equity Fund VII GP, L.P.,
its General Partner

By:	EnCap Investments L.P.,
its General Partner

By:	EnCap Investments GP, L.L.C.,
its General Partner

By:	/s/ Robert L. Zorich
Name:	Robert L. Zorich
Title:	Managing Partner

EnCap Energy Capital Fund VIII, L.P.

By:	EnCap Equity Fund VIII GP, L.P.,
its General Partner

By:	EnCap Investments L.P.,
its General Partner

By:	EnCap Investments GP, L.L.C.,
its General Partner

By:	/s/ Robert L. Zorich
Name:	Robert L. Zorich
Title:	Managing Partner

EnCap Partners GP, LLC

By:	/s/ Robert L. Zorich
Name:	Robert L. Zorich
Title:	Managing Partner

Schedule A

CONTROL PERSONS OF THE PHILLIPS HOLDERS

The name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the general partner and other control persons of the Phillips Holders are set forth below:

Name and Business Address	Capacity in which Serves	Principal Occupation	Name, Principal Business and Address of Organization in which Principal Occupation is Conducted
EnCap Energy Capital Fund VI, L.P. 1100 Louisiana Street, Suite 4900 Houston, Texas 77002	Managing Member of PEP I Holdings, LLC	n/a	n/a

EnCap VI-B Acquisitions, L.P. 1100 Louisiana Street, Suite 4900 Houston, Texas 77002	Managing Member of PEP I Holdings, LLC	n/a	n/a

EnCap VI-B Acquisitions GP, LLC 1100 Louisiana Street, Suite 4900 Houston, Texas 77002	General Partner of EnCap VI-B Acquisitions, L.P.	n/a	n/a

EnCap Energy Capital Fund VI-B, L.P. 1100 Louisiana Street, Suite 4900 Houston, Texas 77002	Sole Member of EnCap VI-B Acquisitions GP, LLC	n/a	n/a

EnCap Energy Capital Fund VII, L.P. 1100 Louisiana Street, Suite 4900 Houston, Texas 77002	Managing Member of PEP II Holdings, LLC	n/a	n/a

EnCap Energy Capital Fund VIII, L.P. 1100 Louisiana Street, Suite 4900 Houston, Texas 77002	Managing Member of PEP III Holdings, LLC	n/a	n/a

EnCap Equity Fund VI GP, L.P. 1100 Louisiana Street, Suite 4900 Houston, Texas 77002	General Partner of EnCap Energy Capital Fund VI, L.P. and EnCap Energy Capital Fund VI-B, L.P.	n/a	n/a

EnCap Equity Fund VII GP, L.P. 1100 Louisiana Street, Suite 4900 Houston, Texas 77002	General Partner of EnCap Energy Capital Fund VII, L.P.	n/a	n/a

EnCap Equity Fund VIII GP, L.P. 1100 Louisiana Street, Suite 4900 Houston, Texas 77002	General Partner of EnCap Energy Capital Fund VIII, L.P.	n/a	n/a

EnCap Investments L.P. 1100 Louisiana Street, Suite 4900 Houston, Texas 77002	General Partner of EnCap Equity Fund VI GP, L.P., EnCap Equity Fund VII GP, L.P. and EnCap Equity Fund VIII GP, L.P.	n/a	n/a

A-1

EnCap Investments GP, L.L.C. 1100 Louisiana Street, Suite 4900 Houston, Texas 77002	General Partner of EnCap Investments L.P.	n/a	n/a

EnCap Investments Holdings, LLC 1100 Louisiana Street, Suite 4900 Houston, Texas 77002	Sole Member of EnCap Investments GP, L.L.C.	n/a	n/a

EnCap Partners, LP 1100 Louisiana Street, Suite 4900 Houston, Texas 77002	Managing Member of EnCap Investments Holdings, LLC	n/a	n/a

EnCap Partners GP, LLC 1100 Louisiana Street, Suite 4900 Houston, Texas 77002	General Partner of EnCap Partners, LP	n/a	n/a

A-2

Schedule B

CONTROL PERSONS OF THE ENCAP FUNDS

The name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the general partner and other control persons of the EnCap Funds are set forth below:

Name and Business Address	Capacity in which Serves	Principal Occupation	Name, Principal Business and Address of Organization in which Principal Occupation is Conducted
EnCap VI-B Acquisitions GP, LLC 1100 Louisiana Street, Suite 4900 Houston, Texas 77002	General Partner of EnCap VI-B Acquisitions, L.P.	n/a	n/a

EnCap Energy Capital Fund VI-B, L.P. 1100 Louisiana Street, Suite 4900 Houston, Texas 77002	Sole Member of EnCap VI-B Acquisitions GP, LLC	n/a	n/a

EnCap Equity Fund VI GP, L.P. 1100 Louisiana Street, Suite 4900 Houston, Texas 77002	General Partner of EnCap Energy Capital Fund VI, L.P. and EnCap Energy Capital Fund VI-B, L.P.	n/a	n/a

EnCap Equity Fund VII GP, L.P. 1100 Louisiana Street, Suite 4900 Houston, Texas 77002	General Partner of EnCap Energy Capital Fund VII, L.P.	n/a	n/a

EnCap Equity Fund VIII GP, L.P. 1100 Louisiana Street, Suite 4900 Houston, Texas 77002	General Partner of EnCap Energy Capital Fund VIII, L.P.	n/a	n/a

EnCap Investments L.P. 1100 Louisiana Street, Suite 4900 Houston, Texas 77002	General Partner of EnCap Equity Fund VI GP, L.P., EnCap Equity Fund VII GP, L.P. and EnCap Equity Fund VIII GP, L.P.	n/a	n/a

EnCap Investments GP, L.L.C. 1100 Louisiana Street, Suite 4900 Houston, Texas 77002	General Partner of EnCap Investments L.P.	n/a	n/a

EnCap Investments Holdings, LLC 1100 Louisiana Street, Suite 4900 Houston, Texas 77002	Sole Member of EnCap Investments GP, L.L.C.	n/a	n/a

EnCap Partners, LP 1100 Louisiana Street, Suite 4900 Houston, Texas 77002	Managing Member of EnCap Investments Holdings, LLC	n/a	n/a

EnCap Partners GP, LLC 1100 Louisiana Street, Suite 4900 Houston, Texas 77002	General Partner of EnCap Partners, LP	n/a	n/a

On July 10, 2018, EnCap Investments L.P. (“EnCap”) entered into a settlement with the United States Securities and Exchange Commission (the “SEC”) under which EnCap consented to the entry of an order (the “Order”) that finds that EnCap violated Section 206(4) under the Investment Advisers Act of 1940 (the “Advisers Act”) and Rule 206(4)-5 thereunder. Solely for the purpose of settling these proceedings, EnCap admitted to the SEC’s jurisdiction, the subject matter of these proceedings and consented to the Order. The Order required EnCap to cease and desist from committing or causing any violations and any future violations of Section 206(4) of the Advisers Act and Rule 206(4)-5 thereunder, to be censured, and to pay a civil monetary penalty in the amount of $500,000 to the SEC.

B-1

Schedule C

CONTROL PERSONS OF ENCAP PARTNERS GP

The name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the general partner and other control persons of EnCap Partners GP are set forth below. All members of the Board of Managers of EnCap Partners GP listed below are citizens of the United States.

Name and Business Address	Capacity in which Serves	Principal Occupation	Name, Principal Business and Address of Organization in which Principal Occupation is Conducted
David B. Miller 3811 Turtle Creek Blvd., Suite 2100 Dallas, Texas 75219	Managing Partner	Managing Partner	EnCap Partners GP, LLC 3811 Turtle Creek Blvd., Suite 2100 Dallas, Texas 75219

Gary R. Petersen 1100 Louisiana Street, Suite 4900 Houston, Texas 77002	Managing Partner	Managing Partner	EnCap Partners GP, LLC 1100 Louisiana Street, Suite 4900 Houston, Texas 77002

D. Martin Phillips 1100 Louisiana Street, Suite 4900 Houston, Texas 77002	Managing Partner	Managing Partner	EnCap Partners GP, LLC 1100 Louisiana Street, Suite 4900 Houston, Texas 77002

Robert L. Zorich 1100 Louisiana Street, Suite 4900 Houston, Texas 77002	Managing Partner	Managing Partner	EnCap Partners GP, LLC 1100 Louisiana Street, Suite 4900 Houston, Texas 77002

Jason M. DeLorenzo 1100 Louisiana Street, Suite 4900 Houston, Texas 77002	Managing Partner	Managing Partner	EnCap Partners GP, LLC 1100 Louisiana Street, Suite 4900 Houston, Texas 77002

Douglas E. Swanson, Jr. 1100 Louisiana Street, Suite 4900 Houston, Texas 77002	Managing Partner	Managing Partner	EnCap Partners GP, LLC 1100 Louisiana Street, Suite 4900 Houston, Texas 77002

C-1